NOTICE OF PARTIAL REDEMPTION TO THE HOLDERS OF
REED ELSEVIER CAPITAL INC.
6.75% SENIOR NOTES DUE 2011
(CUSIP number 758202 AB1)
Date: November 10, 2010

NOTICE IS HEREBY GIVEN, by Reed Elsevier Capital Inc., a Delaware corporation (the “Company”), to all holders (the “Holders”) of the Company’s 6.75% Senior Notes due 2011 (the “Notes”), pursuant to Sections 106 and 1104 of the Indenture, dated as of May 9, 1995, as amended and supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture (collectively, the “Indenture”), among the Company, Reed Elsevier PLC, Reed Elsevier NV, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as Trustee and Principal Paying Agent, The Bank of New York Mellon, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, as follows:

1. On December 15, 2010 (the “Redemption Date”), pursuant to Article Eleven of the Indenture and the section “Optional Redemption” of the Notes, the Company will redeem an aggregate principal amount of $350,000,000 of the outstanding Notes under CUSIP No. 758202 AB1, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture and the Notes as the greater of:

•	100% of the principal amount and premium, if any, and

•	the sum of the present values of the Remaining Scheduled Payments, discounted, on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate, plus 25 basis points, together with accrued but unpaid interest, if any, to, but not including, the Redemption Date.

2. The Notes called for redemption will be selected by lot in accordance with the procedures of The Depository Trust Company, the registered holder of the Notes

3. The Trustee serves a Principal Paying Agent. The name and address of the and Principal Paying Agent are as follows:

The Bank of New York Mellon
101 Barclay Street – Floor 4E
New York, New York 10286
Attention: International Corporate Trust Administration

4. On the Redemption Date, the Redemption Price will become due and payable upon the portion of each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date.

5. A copy of this Notice of Redemption has been sent to Holder(s) of record the Notes as of November 10, 2010.

6. No representation is made as to the accuracy of the CUSIP number either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

7. Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

REED ELSEVIER CAPITAL INC.

November 10, 2010